March 25, 2025

CORRESPONDENCE VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE, Mail Stop 3628
Washington, D.C. 20549
Attn:    Alyssa Wall
Cara Wirth

Re:    GameStop Corp.
Form 10-K for Fiscal Year Ended February 3, 2024
File No. 001-32637

Dear Ms. Wall and Ms. Wirth:
GameStop Corp. (the “Company”) respectfully submits this letter in response to the comment letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated March 20, 2025 (the “Comment Letter”), in relation to the above referenced Form 10-K for the fiscal year ended February 3, 2024 (the “Form 10-K”).
Below is the Company’s response. For ease of reference, the comment contained in the Comment Letter is presented below in italics followed by the Company’s response. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Form 10-K.
Form 10-K for Fiscal Year Ended February 3, 2024
Our portfolio of securities may be concentrated in one or a few holdings, which may result in a single holding..., page 11
1.    We note your response to prior comment 2, including your commitment to maintaining this risk factor in future filings. Please revise to disclose the role, if any, of the Investment Committee and/or the Board of Directors in specifically overseeing any investment risk as it relates to your Investment Policy and any decision to concentrate holdings.
Response: The Company respectfully acknowledges the Staff’s comment. In response, in future filings, beginning with the Company’s Form 10-K for the fiscal year ended February 1, 2025, the Company will include enhanced disclosure of the Investment Committee’s role in oversight of any investment risk as it relates to our Investment Policy and any decision to concentrate holdings. Specifically, we intend to add the following disclosures:
In accordance with the revised Investment Policy, the Board has delegated authority to manage the Company’s portfolio of securities investments to an Investment Committee of the Board consisting of the Company’s Chairman of the Board and Chief Executive Officer, Ryan Cohen, and two independent members of the Board, together with such personnel and advisors as the Investment Committee may choose. The Investment Committee regularly reviews risks related to the Company's investment portfolio, including concentration risk. When allocating cash to various investment opportunities and considering related investment risk, the Investment Committee considers market-based factors, including risk adjusted after-tax yields. When reviewing concentration risk, the Investment Committee considers the liquidity needs of the Company, among other things. Investments are made in accordance with the guidelines in the Investment Policy that is reviewed at least annually, with oversight conducted by senior officers and the Investment Committee.

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If you have any questions regarding the foregoing, please contact Erica Hogan of White & Case LLP at (212) 819-8240.

Sincerely,
/s/ Erica Hogan

CC: Ryan Cohen, Chief Executive Officer and Chairman
Mark Robinson, General Counsel and Corporate Secretary, GameStop Corp.
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